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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. ______)

                         PARAVANT COMPUTER SYSTEMS, INC.

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                                (NAME OF ISSUER)

                    Common Stock, par value $0.015 per share

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                         (TITLE OF CLASS OF SECURITIES)

                                   699376 10 9

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                                 (CUSIP NUMBER)

                                James E. Clifford
                             4393 Dayton-Xenia Road
                               Dayton, Ohio 45432

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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 October 8, 1998

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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS'240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS'240.13d-7(b) for other parties to whom copies are to be sent.




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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 699376 10 9              SCHEDULE 13D            Page  1 of  7  Pages

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                                James E. Clifford

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(2)  Check the appropriate Box if a Member of a Group (See Instructions)
                                                                       (a)  [ ]
                                                                       (b)  [ ]

(3)  SEC Use Only

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(4)  Source of Funds

                          00

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(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d)or 2(e)                                                            [ ]

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(6)  Citizenship or Place of Organization
     United States of America

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(7)  Sole Voting Power

                     895,666

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(8)  Shared Voting Power

                         -0-

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(9)  Sole Dispositive Power

                     895,666

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(10) Shared Dispositive Power

                         -0-

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                     895,666

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(12) Check Box if Aggregate Amount in Row (11) Excludes Certain Shares      [ ]

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(13) Percent of Class Represented by Amount in Row (11)

                         7.3

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(14) Type of Reporting Person

                          IN

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Item 1.   Security and issuer.

          This statement relates to the common stock, par value $0.015 per share, of Paravant Computer Systems, Inc., a Florida corporation (the "Issuer"). The address of the principal office of the Issuer is 1615A West Nasa Boulevard, Melbourne, Florida 32901.


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Item 2.   Identity and background.

          On October 8, 1998 the Issuer completed the acquisition, effective as of October 1, 1998 of all of the common stock of Engineering Development Laboratories, Incorporated, an Ohio corporation ("EDL"), and substantially all of the business and assets of Signal Technology Laboratories, Inc., an Ohio corporation ("STL") pursuant to an Acquisition Agreement dated as of March 31, 1998 (the "Acquisition Agreement") by and among the Issuer, EDL, STL, and the shareholders of EDL and STL, James E. Clifford ("Clifford"), Edward W. Stefanko ("Stefanko"), C. David Lambertson ("Lambertson"), C. Hyland Schooley ("Schooley"), Peter Oberbeck ("Oberbeck") and Leo S. Torresani ("Torresani") (Clifford, Stefanko, Lambertson, Schooley, Oberbeck and Torresani, collectively, the Shareholders). The consideration paid at the closing by the Issuer for the acquisition of the EDL common stock and the STL assets (the "Acquisition") to STL and the Shareholders consisted of an aggregate of $8,700,000 in cash, promissory notes in the aggregate principal amount of $4,800,000, an aggregate of 3,950,000 shares of common stock of the Issuer, and the assumption by the Issuer of certain liabilities of STL. The shares of the Issuer paid as consideration for the Acquisition were paid only to the Shareholders and none of such shares were paid to STL. The Acquisition Agreement also provides for a contingent future payment of a cash earn-out based upon the results of operations of the acquired businesses following the closing.

          This statement is being filed by James E. Clifford, who as a Shareholder party to the Acquisition Agreement received 882,116 shares of the Issuer as consideration for the Acquisition under the terms of the Acquisition Agreement. The 13,550 shares owned by Mr. Clifford prior to the closing together with the shares paid to him as consideration under the Acquisition Agreement increased Mr. Clifford's ownership of shares of the Issuer to an aggregate of 895,666 shares.

          (a) Name: The name of the person filing this statement is James E. Clifford (hereinafter sometimes referred to as "Mr. Clifford" or the "Reporting Person").

          (b) Business address: The business address of the Reporting Person is James E. Clifford, 4393 Dayton-Xenia Road, Dayton, Ohio 45432.

          (c) Present principal occupation or employment and name, principal business and address of corporation in which such employment is conducted: Mr. Clifford is the Executive Vice President, Secretary/Treasurer and Chief Operating Officer of STL of Ohio, Inc., a wholly owned subsidiary of the



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               Issuer whose principal business is design, modification, and marketing digital signal processing equipment for government intelligence and related operations. The business address of STL of Ohio, Inc. is 4393 Dayton-Xenia Road, Dayton, Ohio 45432.

          (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or in which any violation of such laws was found.

          (f) Citizenship: The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          The shares of the Issuer acquired by the Reporting Person which are the subject of this statement, were acquired as consideration for the Acquisition described in Item 2 above and no funds or consideration other than the Reporting Person's interest in the acquired businesses were paid or given by the Reporting Person for his acquisition of such shares of the Issuer.

Item 4.   Purpose of Transaction.

          The Reporting Person's purpose for his acquisition of the shares of the Issuer which are the subject of this statement was to acquire an interest in the Issuer in consideration for the sale of his interest in the business or businesses acquired by the Issuer. The Reporting Person does not have any present plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities by the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;



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          (d)  Any change in the present board of directors or management of the
               Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12g(4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is 895,666 shares, which (based upon the information set forth in the Issuer's August 11, 1998 Proxy Statement with respect to shareholder approval of the Acquisition transaction) constitutes 7.3% of the outstanding shares of the Issuer;

          (b) The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to all of the 895,666 shares of the Issuer beneficially owned by him, subject, however, the Issuer's recourse against certain of the shares under the indemnification provisions of the Acquisition Agreement referred to in paragraph (d) of this Item 5 below;

          (c) The Acquisition transaction referred to in Item 2 is the only transaction in shares of the Issuer effected during the past sixty (60) days by the Reporting Person;

          (d) Except under certain indemnification provisions of the Acquisition Agreement pursuant to which the Issuer would have a right to require the Reporting Person to pay over to the Issuer from the shares acquired by him


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               in the Acquistition transaction (i) such number of shares, if any, at the agreed upon value of $3.50 per share, as may be required to constitute the difference between $2,000,000 and the Closing date fair market value of the tangible assets included in the STL Purchased Assets and the net worth of EDL to be determined by not later than 120 days following the Closing (which number of shares, if any, in the estimate of the Reporting Person will not exceed 100,000 shares) and (ii) up to 55,834 shares if, within three years from the Closing date, the Issuer incurs damages as a result of a litigation related claim against the businesses acquired, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of the proceeds from the sale of the securities which are the subject of this statement.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Except with respect to the indemnification provisions in the Acquisition Agreement referred to in paragraph (d ) of Item 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          None.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 21, 1998                    /s/ James E. Clifford
                                         ------------------------
                                         JAMES E. CLIFFORD



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                           STATEMENT OF DIFFERENCES

The section symbol shall be expressed as ................................. 'SS'